INVEST IN **F2O SPORTS**

# Invest in a Spanish soccer club and own a team, own your voice, "Own the Game"⚽


OWN THE GAME.

f2osports.com Menlo Park CA

## Highlights

1. 🇪🇸Fan to Owner Futbol 1, a subsidiary of f2o Sports, is poised to acquire a soccer club in Spain
2. ⏩Targeting over 4.5B sports fans worldwide to build the largest fan2owner community on the planet!
3. ⚽Join the Revolution of Sports Ownership and become an equity OWNER of a professional soccer club
4. ✅Your voice MATTERS! Help shape the future of the club by having an actual fan vote in decisions
5. 🥳Cheering for your team actually means something when you have vested economic interest
6. 💪f2o Leaders = professional soccer, sports mgmt, global mrktg, finance, technology, & community
7. ⚠️Enjoy exclusive ownership access to the players, managers, staff, founders and merchandising
8. ⚽The global sports market is $512B! We're just getting started

## Our Team



**Wolfgang Muller** Co-founder and Acting CEO

Co-Founder/CMO/Board Member at OSOM Product's Inc. Previously at HTC & Essential Products Inc. Wolfgang created brand and marketing campaigns for global consumer channels (Google, Under Armour, Vodafone, Amazon, etc). Alumni Stanford University GSB.



**Stefano Angeli** Co-founder



Founder and CEO of Utoppia, a US-based global Neobank. He also co-founded one of the first regulated Digital Banks in Latam, Reba. Stefano, as CEO, was in charge of scale the company from 0 to +800k accounts. Harvard University and Stanford University.



Michael Wright Co-founder

Board member of AMG National Trust Bank overseeing Banking as a service and international Wealth Management initiatives. Founder of Global Link Technologies, a tech startup sold to Arrow Electronics, a Fortune 500 company. Alumni Stanford University GSB



Enrico Tessarolo Co-founder

Enrico co-founded EFES management group, a company dedicated to operating and developing gastronomic premises. It currently has more than 1000 employees. Degree in international trade.



Andres Fleischer Co-founder

Andres is currently Managing Partner at Ripio Ventures, a VC fund that invests only in early stage web3 startups across the globe. His expertise is mainly on Crypto, product, compliance on Crypto and Operations. Alumni Stanford University GSB.



Leo Learth Technical SW/ Development advisor

More than 15 years of experience with engineering, instrumentation & Automation. He worked in over 50 projects for big clients in Oil and Gas, Electrical, Transportation & Entertainment industries. Engineering degree & Alumni Stanford University GSB

## f2o Sports is changing Sports Ownership Forever


SUMMER2023
Private & Confidential
OWN THE GAME.

## To Be Clear..

You are investing in Fan to Owner Futbol 1, a subsidiary of f2o Sports Corporation. f2o Sports is a holding company that looks to create a portfolio of franchises, each being a Series LLC, in multiple sports with the first one being Fan to Owner Futbol 1. In this model, as f2o Sports grows throughout the years, we are able to support our passionate Fan 2 Owner community by adding new entities in other sports clubs around the world.

Your unit purchase investment into Fan to Owner Futbol 1 will create the initial capital that will be used for:

- Building the Organizational Structure that will execute our Business Model in Futbol 1
- Continued Marketing Execution to position our brand and create additional f2o Sports awareness on a global level
- Develop Fan to Owner Technology & Dashboard

- Develop Fan to Owner Technology & Dashboard
- Retainer costs for continued engagement with Spanish Futbol legal counsel regarding acquisition of our first Futbol Club
- Due Diligence Budget for Club Analysis
- Down Payment budget for Spanish Futbol Club Acquisition

To summarize, your investment will be part of the current Regulation Crowdfunding capital raise with the intention to achieve the objectives listed above and in doing so you have early ownership in our Fan to Owner Futbol 1 entity. Our goal is to acquire controlling interest in a Spanish Futbol Club by the start of the fall 2024 season.

## How We Plan to Change the Game..

Decentralization

***Ownership to the Crowd:*** The sports ownership model has been stagnant for centuries. Only a few on top have ownership and therefore all the benefits are

- Retainer costs for continued engagement with Spanish Futbol legal counsel regarding acquisition of our first Futbol Club
- Due Diligence Budget for Club Analysis
- Down Payment budget for Spanish Futbol Club Acquisition

To summarize, your investment will be part of the current Regulation Crowdfunding capital raise with the intention to achieve the objectives listed above and in doing so you have early ownership in our Fan to Owner Futbol 1 entity. Our goal is to acquire controlling interest in a Spanish Futbol Club by the start of the fall 2024 season.

## How We Plan to Change the Game..

Decentralization

***Ownership to the Crowd:*** The sports ownership model has been stagnant for centuries. Only a few on top have ownership and therefore all the benefits are


+78%
5-Year Change in Avg Value
Forbes
Fans
4.5 billion
THE
PROBLEM.

Digitalization

***24/7 Digital Experience:*** In the last 2 decades every known industry has been recreated through technology and digitalization. Traditional sports clubs have not adapted to this change and therefore lack real time access and consumption of a complete 24/7 digital experience for their fans. Today, the only way to truly engage with the passion for your team is to go to the stadium or watch the games on TV, this approach is limited to geography and the content provided.

f2o Sports is developing a digital platform (The iamf2o Sports Dashboard) where



+78%
5-Year Change in Avg Value
Forbes
Fans
4.5 billion
THE
PROBLEM.

Digitalization

***24/7 Digital Experience:*** In the last 2 decades every known industry has been

recreated through technology and digitalization. Traditional sports clubs have not adapted to this change and therefore lack real time access and consumption of a complete 24/7 digital experience for their fans. Today, the only way to truly engage with the passion for your team is to go to the stadium or watch the games on TV, this approach is limited to geography and the content provided.

f2o Sports is developing a digital platform (The iamf2o Sports Dashboard) where


OWN THE GAME.
Settings
Support
DASHBOARD
PLAYERS
f2o CROWD
WALLET
NEWS
MERCHANDISE
STREAMING
GAMING
TOKEN
$120.00
DAILY ACTIVITY
$300.00
MY BALANCE
$260.00
TOTAL GAIN/LOSS
$40.00
ORIGINAL INVEST
Your f2o token Dashboard
PLAYER FOLLOWING
CLUBHOUSE FEED

<u>Globalization</u>

***Worldwide from Day 1:*** The vast majority of today's sports clubs engage their audience at a local level where their stadium has been established. This approach limits the potential of an addressable market for membership growth, brand development, sponsorships, and new revenue streams.

In contrast f2o Sports starts from a global approach by giving fans around the world access to The iamf2o Sports Dashboard, allowing for monetization on a global scale. Similar to any other multi national company.


WE'RE
BUYING
A TEAM
IN SPAIN

## Fan 2 Owner benefits..

When you purchase units in Fan to Owner Futbol 1 you become part of the f2o Sports family and join our Fan 2 Owner community and all its many perks and privileges.

Right away you will enjoy the benefits of a unit holder in Futbol 1 in these ways:

- Economic Interest: If the value of our first acquired fútbol club in Spain grows so does your investment
- Fan Voting: The units you own have a 1:1 ratio for Fan Voting on decisions we pose to our Fan 2 Owner community
- Basic Membership Access: As a Fan 2 Owner unit holder enjoy our Basic Membership access on our iamf2o Sports Dashboard for free

The first unit purchasers will receive early bird discounted price up to our initial $2M raised milestone

$2M raised milestone.

In addition we're making it easy for you to receive some perks when you purchase our units.

Invest Over

$99 Certificate of Ownership + Social Media Graphic

$499 All Previous + 15% off f2o Sports Merchandising

$999 All Previous + f2o Owners T-Shirt

$9,999 All Previous + Meet the Founders

## We've already started making some noise..

In September 2023, f2o Sports announced ourselves to the world and began to implement our Communication, PR and Marketing strategy with the support of LinkUp business boutique and Quijote Media.

Our co-ordinated rollout focused on 7 countries: Portugal, Spain, Mexico, Chile, Argentina, Colombia and Brazil.

Press Releases, opinion articles, interviews with the founders, landing page write ups and an always on Digital Media strategy helped to install our current Fan 2 Owner base and give notice to the sports world that change is coming.

Among some of our accolades and marketing interactions we found ourselves in in over 55 Tier 1 publications with 25+ founder interviews with members of the press such as: Infobae, La Nación, tyC Sports, Agencia EuropaPress, el Español, Globo, Jornal de Negocios, La República and Radio RCN, among others.

- **Example Article 1**
- **Example Article 2**
- **Example Article 3**

In addition, through organic and paid media we were able to grow our waitlist of individuals inquiring about our sports club purchase to 25K followers!


WE'RE NOW 25,000


OWN THE GAME.
WHO ARE THE OWNERS?
"everything is fine!"
SPORTS
BECOME AN OWNER.


POWERTOTHEPEOPLE #shorts
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Give power to the people
Watch on YouTube

## This team doesn't know how to fail..

f2o Sports originated on the athletic fields of Stanford University where a group of founders set out to decentralize, digitize, and globalize the current model of sports ownership.

Our f2o Sports founders team has deep experience founding multiple venture-backed startups in US and LATAM.


SUMMER2023
Private & Confidential
OUR
FOUNDERS
Wolfgang Muller
ACTING CEO
Co-Founder & CMO OSOM Products Inc.
Board Director OSOM Products Inc
Global VP Marketing & Sales Essential Products
Stanford University Graduate School of Business
Michael Wright
AMG National Trust & Bank - Board Member
Founder Global Link Technologies
Former NPSL Professional Soccer Player
Stanford University Graduate School of Business
Stefano Angeli
Founder & CEO Utoppia
Co-Founder & CEO Reba Digital Bank
Harvard University
University of Bath
Stanford University Graduate School of Business
Andres Fleischer
Managing Partner Ripio Ventures
COO Ripio
Stanford University Graduate School of Business
Enrico Tessarolo
Co-Founder Eles Management Group
International Trade American University
12

f2o sports has advisors of great prestige and recognition from around the world. A diverse and respected team with knowledge and experience that contributes its best to make this project for the fans work. We lean on this team on a daily basis and their passion for our mission to turn Fans 2 Owners matches our own.


SUMMER2023
Private & Confidential
OUR ADVISORS
Stephen Bediako
COMMUNITY ENGAGEMENT ADVISOR
Web3 Community Equality & Engagement
Co-Founder & MD Turning Basin Labs
Board Member Start.coop & Barbican Centre
London School of Economics / Stanford Fellowship
Mona Patel
FINANCE
Forbes Next 1000 & Entrepreneur Executive
Founder & CEO, racXai
Founder, Couture for Cause
CoFounder & CFO, CareFirst
Founder, HauteX Ventures
Harvard Business School / Stanford GSB / MIT Sloan
Brad Ramsey
MEDIA/BROADCASTING/MARKETING
Fortune 1000 Operating Executive
President & General Manager, Tegna Inc.
VP General Manager & VP Sales, Gray Television
Virginia Tech Pamplin MBA / Stanford GSB
Vibeke Gwendoline Faengsrud
BOARD COMPLIANCE/BIS DEV
C-Level Executive & Strategy Planning Board Member
Founder & CEO House of Math
Best Selling Mathematics Author in Norway
Harvard Business School / Stanford GSB
Leo Learth
TECHNICAL/SW DEVELOPMENT ADVISOR
Software Solutions Executive Head of Upstream O&G NA Radix Engineering
Operations Engineer Chemtech
Brazilian Institute of Petroleum / Stanford GSB
Neal Evangelista
FINANCE/ACCOUNTING
Corporate Finance and Accounting Director
Director of Finance, Cepheid
Finance & Data Analytics Manager, Essential Products
San Jose State University, MBA Finance / CPA
13

## Our Culture is our Brand..

The cliche is to say our culture is "winning" but we believe there's more to a sports brand than that.

We have a unique name at f2o. Or company name is actually an acronym for what our brand, or mission actually is, turning fans into actual owners.

f2o stands for Fan 2 Owner. A mission we are proud of, signaling something we are trying to give back to the crowd. At f2o Sports we believe that sports ownership is not this esoteric concept attainable only by a few but an actual right that should be shared with those that help create the value..the fans.

Therefore we covet and take our branding serious when we look to energize and tie ourselves to our Fan 2 Owners.

How we write it: When we write our logo in text form, it's always Fan 2 Owner with the "2" as the bridge between Fan and Owner.

Our Brand Will Always Be:

- Unapologetic
- Driven and Focused
- Playful
- Encouraging
- Youthful in messaging and design
- Edgy but with a traditional mentality

We will have fun, we will challenge ourselves and our Fan 2 Owners along the way.


The f2o founder's pull up challenge
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STEFANO
07
WOLF
04
PULL-UP CHALLENGE
Watch on YouTube


OWN THE GAME.
OUR TAGLINE
PRIMARY USAGE


BRAND BOOK


f2o
SPORTS
2C EMBROIDERED
f2o
SPORTS
2C EMBROIDERED
OUR LOGO
EMBROIDERED

## The future of f2o Sports..

We're just getting started! Year 1 will see our first Series LLC, Fan to Owner Futbol 1, which is a subsidiary our holding company f2o Sports Corporation and tasked with purchasing our first team, a Futbol Club in Spain. However, our Fan 2 Owner community is greater than just one sport or one region. We chose Futbol first as it is the number one celebrated sports entertainment on the planet with some of the most passionate fan bases in history. Yet our sights are set on more. Cricket in India, Rugby in England or New Zealand, another Futbol team in South America or Africa, the list goes on and we want to ensure we take our learnings from Year 1 and apply them to Year 2 and beyond. When the time comes we'll ensure our Fan 2 Owner community has a decision in our next Series LLC and therefore our next individual capital raise.

Our path to decentralizing Sports Ownership is just beginning and the revolution for fans to "Own the Game" has finally begun!


f2o
YEAR 1
Soccer Club in Spain
YEAR 2
1st Cricket team in India
YEAR 3
2nd Soccer Club
1st Rugby Team
YEAR 4
2nd Cricket Team
Formula 1 Race Car